Exhibit 2.2

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

ASSET PURCHASE AGREEMENT

by and among

1-800 CONTACTS, INC.

and

CLEARLAB INTERNATIONAL, PTE. LTD.

and

STEPHEN D. NEWMAN

(for the limited purposes set forth herein)

- on the one part

and

MENICON CO., LTD.

- on the other part

May 24, 2007

i

(f)	Dual-Use Know-How	21
(g)	Access to Singapore Facility Space	21
(h)	Production Line Drawings, Proof of Principle Projects and Specifications	21
(i)	Supply Agreement	21
(j)	Non-Competition and Confidentiality	22
(k)	Solicitation Interference	22
(l)	Access to Books, Records and Personnel	22
(m)	Non-Disclosure of FPT Patents and Other Patents	22

7.	Conditions to Obligations to Close	23
(a)	Conditions to Menicon’s Obligation	23
(b)	Conditions to Contacts’ Obligation	24

8.	Remedies for Breaches of this Agreement	27
(a)	Survival of Representations and Warranties	27
(b)	Indemnification by the Contacts Parties	27
(c)	Indemnification by Menicon	27
(d)	Matters Involving Third Parties	28
(e)	Determination of Indemnification Amount	28
(f)	Limitations on Indemnification Obligations	29
(g)	Exclusive Remedy/Disclaimer	29

9.	Termination	29
(a)	Term and Termination of Agreement	29
(b)	Effect of Termination	30

10.	Guarantees	30
(a)	Menicon Guarantee	30
(b)	Contacts Guarantee	30
(c)	Unconditional Guarantee	31
(d)	Waiver	31

11.	Miscellaneous	31
(a)	Mediation and Arbitration	31
(b)	Force Majeure	32
(c)	Succession and Assignment	33
(d)	No Third Party Beneficiaries	33
(e)	Waiver	33
(f)	Governing Law	33
(g)	Unenforceable Provisions	33
(h)	Relationship Between the Parties	33
(i)	Entire Agreement; Amendments	33
(j)	Further Action	34
(k)	Notices	34
(l)	Public Announcements	35
(m)	Notice of Possible Delays	35
(n)	Headings	35
(o)	Counterparts and Facsimile Signatures	35
(p)	Governing Language	35

ii

Exhibits and Schedules

Exhibit A—Earn-Out on Sale of FPT Products

Exhibit B—Earn-Out Matrix

Exhibit C—Form of Assignment and Assumption of Patents

Exhibit D—DELETED

Exhibit E—Form of Termination of Current License Agreement

Exhibit F—Allocation of Purchase Price

Exhibit G—Form of Confidentiality and Non-Competition Agreement

Exhibit H—Material Provisions Required to be Included in any Supply Agreement

Exhibit I—DELETED

Exhibit J—Form of Bill of Sale

Exhibit K—Form of Assignment of Confidentiality and Non-Competition Agreement

Schedule 1—Dual-Use Know-How

Schedule 2—Acquired Patents

Schedule 3—FPT Equipment

Schedule 4—Trade Secrets

Schedule 5—DELETED

Schedule 6—Selling Party for Each Item of Acquired Assets

Schedule 7—Clinical Trial Lenses

Disclosure Schedules—Exceptions to Representations and Warranties

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 24th day of May, 2007, by and among MENICON CO., LTD., a Japanese corporation having an address at 3-21-19, Aoi, Naka-Ku, Nagoya, 460-0006 Japan (“Menicon”), 1-800 CONTACTS, INC., a Delaware corporation having an address at 66 East Wadsworth Park Drive, Draper, Utah 84020 (“Contacts”), and CLEARLAB INTERNATIONAL, PTE. LTD, a Singapore corporation having an address at 139 Joo Seng Road #01-01, Singapore 368362 (“ClearLab Singapore”) (hereinafter, Contacts and ClearLab Singapore are collectively referred to as the “Contacts Parties”).  For purposes of Sections 3, 6, 8, and 11 of this Agreement, STEPHEN D. NEWMAN, an individual having an address at 139 Joo Seng Road #01-01, Singapore 368362 Singapore (“Steve Newman”) joins this Agreement as a party and provides the acknowledgement to Menicon set forth on the signature page hereto.

WITNESSETH

WHEREAS, the Contacts Parties own and control certain (i) intellectual property rights including patents, trade secrets and know-how relating to the design, manufacture and packaging of FPT Products (as defined herein) as well as (ii) other assets, intellectual property, know-how, equipment and materials applicable to the exploitation of such technology; and

WHEREAS, Menicon desires to acquire such intellectual property rights and related assets from the Contacts Parties, and the Contacts Parties are willing to sell such intellectual property rights and related assets to Menicon, each pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the above premises and the covenants contained herein, as well as other good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.             Definitions.

“Acquired Assets” means all of the right, title, and interest that the Contacts Parties possess and have the right to transfer in and to (i) the FPT Assets, (ii) the Other Technology, and (iii) Information and Records, collectively.

“Acquired Business” means the undertaking of research, development, design, and manufacturing using the Acquired Assets.

“Affiliate” means any entity that directly or indirectly controls, is controlled by, or is under common control with a party to this Agreement, and for such purpose “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management or the policies of the entity, whether through the ownership of voting securities, by contract, or otherwise.  The direct or indirect ownership of at least fifty percent (50%) or, if smaller, the maximum allowed by applicable law, of the voting securities of a business entity or an interest in the assets, profits, or earnings of a business entity shall be deemed to constitute control of the business entity.

“Assumed Obligations” has the meaning as given to such phrase in Section 2(b) hereof.

“Authority” means any relevant governmental, regulatory or administrative body, agency, subdivision or authority, any court of judicial authority, any public, private or industry regulatory authority, whether national, federal, state, local or otherwise of the United States, Japan, Singapore, England or elsewhere, or any person lawfully empowered by any of the foregoing to enforce or seek compliance with any Regulation applicable to any of the parties hereto.  Authority shall also include, without limitation, any stock exchange or quotation service and the National Association of Securities Dealers.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Salt Lake City, Utah, U.S.A. and in Japan.

“Claim” means any claim, lawsuit, demand, suit, inquiry made, hearing, investigation, notice of a violation, litigation, proceeding, arbitration, or other dispute, whether civil, criminal, administrative or otherwise.

“Closing” has the meaning set forth in Section 2(h) below.

“Closing Date” has the meaning set forth in Section 2(h) below.

“Code” means the Internal United States Revenue Code of 1986, as amended.

“Confidential Information” means all proprietary information of Menicon, the Contacts Parties and their respective Affiliates regarding the Acquired Assets and the undertakings of this Agreement as well as any confidential and proprietary information concerning any party or any of its Affiliates furnished to it by any other party or such other party’s representatives in connection with this Agreement and any contract contemplated hereby or the transactions contemplated hereby and thereby, except for such information that is (i) previously known by a party receiving such information, (ii) in the public domain (either prior to or after the furnishing of such information hereunder) through no fault of such recipient party, (iii) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such information confidential, (iv) required to be disclosed in a judicial or administrative proceeding, (v) required to be disclosed pursuant to a Regulation, or (vi) disclosed in an action or proceeding brought by a party in pursuit of its rights or in the exercise of its remedies hereunder.

“Consideration” means any thing of value received by a party, whether in the form of cash, services, products, subsidies, or otherwise.

“Contacts Parties” has the meaning set forth in the preface above.

“Deductions” means reasonable and customary allowances for returns, cash and other trade discounts, shipping and insurance charges, and inland and export transportation costs.

“Disclosure Schedule” has the meaning set forth in Section 3 below.

“Dollars” or “$” means U.S. Dollars.

“Dual-Use Know-How” means that specific know-how, information, data and proprietary rights which is more particularly set forth on Schedule 1.

“Fiscal Year” means the fiscal year Menicon uses in its Ordinary Course of Business as of the Closing Date.

“FPT Assets” means all FPT Patents, FPT Equipment, and FPT Products.

“FPT Equipment” means the equipment which is listed in Schedule 3 hereto.

“FPT Patents” means all world-wide patents and patent applications owned or controlled, in whole or in part, by the Contacts Parties, as listed in items A, B, C, D, E and M on Schedule 2 hereto, and all continuations, divisions, continuations-in-part thereof, all patents issuing on any of the foregoing applications, and any reissues and reexaminations of any of the foregoing patents and processes for making the same, or any modifications or improvements thereto.

“FPT Products” means any contact lens related product containing or utilizing the FPT Patents.

“Indebtedness” with respect to any Person means any obligation of such person for borrowed money, and in any event shall include (i) any obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, (ii) the face amount of all letters of credit issued for the account of such Person, (iii) obligations (whether or not such person has assumed or become liable for the payment of such obligations) secured by Liens, (iv) capitalized lease obligations, (v) all guarantees of such Person, (vi) all accrued interest, fees and charges in respect of any Indebtedness, and (vii) all prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment and/or discharge of any Indebtedness.

“Indemnified Party” has the meaning set forth in Section 8(d) below.

“Indemnifying Party” has the meaning set forth in Section 8(d) below.

“Information and Records” means all originals or true and accurate reproductions of records, files, technical information, designs, drawings, Confidential Information, marketing plans and strategies, product development techniques or plans, details of consultant contracts, operational methods, historical and financial records and files, and other proprietary information, together with copies of the foregoing papers and records in the care, custody or control or otherwise available to the Contacts Parties, that relate directly to the Acquired Business.  For clarification, the term “Information and Records” excludes all right, title, and interest in and to the name “AquaSoft” and all associated logos, trademarks, service marks, graphics, trade dress, and related materials.

“Intellectual Property” means the FPT Patents, the Other Patents, Trade Secrets, and Dual-Use Know-How.

“Knowledge” means actual knowledge with respect to an individual of any particular fact or matter.  “Know,” “Known,” and other derivatives of the term “Knowledge” shall have corresponding meanings.

“Launch” means the commencement by Menicon or its licensees of commercial use of FPT Products which results in the first Sale event.

“License Agreement” means any agreement pursuant to which Menicon and/or any of its Affiliates receives Consideration for commercial licensing or otherwise granting any commercial use rights in or to any portion of the FPT Patents or the Other Patents, as the case may be, to any third party.

“Lien” means (i) any security interest, lien, charge, mortgage, deed, assignment, pledge, hypothecation, encumbrance, easement, restriction or interest of a Person of any kind or nature, or (ii) any conditional sale contract, title retention contract or other contract to give any of the foregoing.

“Losses” means all liabilities of every kind and nature, including, without limitation, all fines, fees, losses, costs, Claims, judgments, awards, damages, penalties or expenses (including, without limitation, reasonable attorneys’ fees and expenses and costs of investigation and litigation), and all expenditures or expenses incurred to defend against, cover, remedy or rectify such Losses.

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be materially adverse to the Acquired Assets, taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (i) general business or economic conditions, (ii) national or international political or social conditions, (iii)  financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in United States generally accepted accounting principles, (v) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity, or (vi) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, (b) any existing event, occurrence, or circumstance with respect to which Menicon has knowledge as of the date hereof and (c) any adverse change in or effect on the business of the Contacts Parties that is cured by the Contacts Parties before the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 9 hereof.

“Net Sales” means the net Consideration received by Menicon for the commercial sale of FPT Products from any end-user consumer pursuant to any Subscription Sales Plan, to be calculated as follows:  gross Consideration less Deductions, less customary fees actually paid by Menicon or any Affiliate of Menicon to the applicable eye care provider under any type of Subscription Sales Plan.  For clarification, under the current MELS plan, Sales per end-user consumer would be [***] per month, Deductions would be [***] per month, and Net Sales would be [***] per month.  In all cases, Deductions shall be consistent with past practice (and without including any subsidies for products or services) unless otherwise agreed by the Contacts Parties

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

following a commercially reasonable request from Menicon, which agreement shall not be unreasonably withheld.  Net Sales shall be made in an arms length, fair value manner or transaction and shall be subject to audit.

“Obligations” means any direct or indirect liability, indebtedness, obligation, expense, claim, loss, damage, deficiency, guarantee or endorsement of or by any Person, absolute or contingent, accrued or unaccrued, due or to become due, liquidated or unliquidated.

“Order” means any writ, decision, ruling, decree, order injunction, judgment, consent of or by any Authority (in each such case whether preliminary or final).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of the respective party to which the term applies herein.

“Other Patents” means all world-wide patents and patent applications owned or controlled, in whole or in part, by the Contacts Parties, as listed in items F, G, I, J, K, L, and N on Schedule 2 hereto, and all continuations, divisions, and continuations-in-part thereof, all patents issuing on any of the foregoing applications, any reissues and reexaminations of any of the foregoing patents and processes for making the same, and any and all modifications or improvements thereto.

“Other Products” means any contact lens related product containing or utilizing the Other Patents.

“Other Technology” means (i) a [***] interest in the Dual-Use Know-How, (ii) Trade Secrets, and (iii) the Other Patents, collectively.  Other Technology shall include modifications or improvements to the Other Patents.

“Permit” means any license, franchise, permit, consent, concession, approval, authorization or registration from, of or with an Authority.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Purchase Price” has the meaning set forth in Section 2(e) below.

“Regulation” means any law, statute, regulation, treaty, code, ordinance, decree, ruling, rule, administered or enforced by or on behalf of any Authority, and the Certificate or Articles of Incorporation and Bylaws of the respective corporate parties hereto.

“Reporting Period” means each calendar quarter period beginning on the first day of January, April, July, and October and ending on the last day of March, June, September, and December, respectively, after the Closing Date and continuing through the duration of the Term, provided that the first Reporting Period shall be from the Closing Date to the last day of the calendar quarter in which Closing occurs.

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

“Sales” means the greater of the gross Consideration invoiced or received for the commercial sale of any FPT Products by Menicon or any subsequent licensees, less Deductions.  However, any Consideration invoiced or received pursuant to any type of Subscription Sales Plan is specifically excluded from the term “Sales.”

“Singapore Facility” means ClearLab Singapore’s leasehold interest, the improvements constructed on such leasehold interest and all furnishings and fixtures included in such improvements located at 139 Joo Seng Road #01-01, Singapore 368362.

“Singapore Facility Purchaser” means a party who purchases the Singapore Facility from Contacts or the Contacts Parties.

“Subscription Sales Plan” means any arrangement under which an end-user customer pays Menicon a monthly fee, in exchange for which such end-user customer receives contact lenses for personal use on an as-needed basis.  The term Subscription Sales Plan includes the MELS plan and any similar plan which Menicon may implement while this Agreement is effective.

“Subsequent Sale” shall mean any sale, lease, transfer, conveyance, or other disposition of any portion of or all of the FPT Patents or the Other Patents, as the case may be, within fifteen (15) years after the Launch for Consideration to Menicon or any other subsequent purchaser of any or all of the FPT Patents or the Other Patents as referenced above.  For clarification, the term “Subsequent Sale” shall not include any intercompany transfer of any portion of the Acquired Assets from Menicon Co. Ltd. (Singapore Branch) to Menicon Singapore Pte. Ltd.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, when computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Term” means the period commencing upon the Launch by Menicon anywhere in the world, and continuing through the fifteenth (15th) anniversary of the Launch in Japan.

“Territory” means either (a) Japan, or (b) anywhere else in the rest of the world.

“Third-Party Claim” has the meaning set forth in Section 8(d) below.

“Trade Secrets” means those certain trade secrets held by the Contacts Parties as indicated on Schedule 4 to this Agreement.

“¥” means the Japanese Yen.

2.             Basic Transaction.

(a)           Purchase and Sale of Acquired Assets.  On and subject to the terms and conditions of this Agreement, Menicon agrees to purchase from the Contacts Parties, and the Contacts Parties agree to sell, transfer, convey, and deliver to Menicon, all of their rights, title, and interest in and to the Acquired Assets at the Closing for the consideration specified below in this Section 2.

(b)           Assumed Obligations.  On and subject to the terms and conditions of this Agreement, Menicon agrees, effective at completion of Closing, to assume, perform and discharge the following obligations and liabilities of the Contacts Parties (the “Assumed Obligations”):  all liabilities and Obligations arising after completion of the Closing attributable directly to the ownership, operation or use of the Acquired Assets by Menicon, as well as the conduct of the Acquired Business by Menicon after completion of the Closing.

(c)           Assignment of Contracts.  DELETED.

(d)           Excluded Liabilities.  The Contacts Parties acknowledge and agree, on each of their behalf and that of their Affiliates, that pursuant to the terms and provisions of this Agreement, Menicon will not assume any Obligation of the Contacts Parties or any of their Affiliates, other than the Assumed Obligations.  In furtherance and not in limitation of the foregoing, neither Menicon nor any of its Affiliates shall assume, and shall not be deemed to have assumed, any debt, Claim, Obligation or other liability of the Contacts Parties or any of their Affiliates relating to (i) any liabilities of the Contacts Parties or their Affiliates in respect of Taxes incurred in reference to the Acquired Business prior to the Closing Date or in conjunction with the Closing, subject to the provisions of Section 2(k) hereof; (ii) any brokers’ or finders’ fees, or other liability of the Contacts Parties and any of their Affiliates for the costs and expenses (including legal fees and expenses) incurred by the Contacts Parties and their Affiliates in connection with this Agreement; (iii) any Obligations or liabilities, including medical, severance, pension plan or other benefits and compensation, for any employees of the Contacts Parties or their Affiliates for periods prior to their actual employment by Menicon or an Affiliate thereof, as the case may be (except to the extent that such obligations are set forth in Schedule 5 to this Agreement); (iv) any Losses relating to any deficiency in or problem with any product sold by the Contacts Parties and their Affiliates prior to Closing; (v) any employee layoff and plant closing cost or liability arising from actions taken by the Contacts Parties prior to Closing; and (vi) any liability Claims for injuries, property damage, or other Losses involving the Acquired Business and which are solely attributable to events occurring prior to Closing.

(e)           Purchase Price.  Menicon agrees to pay to the Contacts Parties as directed by Contacts, the following consideration for the Acquired Assets (collectively, the “Purchase Price”):

(i)            A one-time nonrefundable payment of Twenty-Three Million U.S. Dollars ($23,000,000 USD), payable by wire transfer or delivery of other immediately available funds upon Closing;

(ii)           A one-time nonrefundable payment of Two Million U.S. Dollars ($2,000,000 USD) to be received no later than ten (10) Business Days after Menicon’s Launch in Japan;

(iii)          A one-time nonrefundable payment of Three Million U.S. Dollars ($3,000,000 USD) to be received no later than ten (10) Business Days after Menicon or any of its Affiliates enters into, at its discretion, any License Agreement which results in the Launch in any Territory other than Japan;

(iv)          An earn-out equal to [***] of (1) the total amount of Sales and Net Sales in Japan of FPT Products by Menicon or its Affiliates, throughout the Term; (2) the total amount of Sales and Net Sales made in any Territory other than Japan of FPT Products by Menicon or its Affiliates, throughout the Term, PROVIDED FURTHER that Menicon’s earn-out obligations applicable to such products will never, under any circumstances, exceed [***], even if Menicon subsequently incorporates additional intellectual property rights rightfully obtained from the Contacts Parties into such FPT Products or Other Products; and (3) the total amount of any Sales and Net Sales of the FPT Products pursuant to a License Agreement which allows for the sale of FPT Products in Japan by a party other than Menicon, throughout the Term;

(v)           An earn-out amount equal to [***] of (1) the total amount of any Consideration payable to Menicon or its Affiliates, upon entering into a License Agreement which allows for the sale of FPT Products or Other Products in any Territory other than Japan, which Consideration is payable throughout the Term, PROVIDED FURTHER that the earn-out obligations applicable to such products will never, under any circumstances, exceed [***], even if Menicon subsequently incorporates additional intellectual property rights rightfully obtained from the Contacts Parties into such FPT Products or Other Products; and (2) the total amount of any Consideration payable to Menicon and its Affiliates, upon entering into a License Agreement which allows for the sale of Other Products in Japan, which Consideration is payable throughout the Term;

(vi)          Menicon shall be entitled to deduct [***] of the commercially reasonable [***] costs actually paid by Menicon pursuant to Section 6(d)(ii) of this Agreement from their payment of the earn-out obligation as set forth above in Sections 2(e)(iv) and 2(e)(v) (however, under no circumstances shall application of this Section 2(e)(vi) result in a balance due from the Contacts Parties to Menicon) provided that Menicon shall use patent counsel approved by Contacts, such approval not to be unreasonably withheld;

(vii)         Notwithstanding any other provision of this Agreement, in no event shall any earn-out payments be due upon either Sales or Net Sales by

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

Menicon of products which incorporate the Dual-Use Know-How or the Trade Secrets, but do not incorporate any other portion of the FPT Patents or the Other Patents.  However, should any of the Trade Secrets, in whole or in part, be the subject of a patent application in one or more countries of the world, the resulting patent application(s) shall be treated as if the resulting patent application(s) was included as one of the Other Patents at the time of execution of this Agreement, subject to the earn-out terms and conditions set forth in this Section 2 of this Agreement and the Earn-Out Matrix of Exhibit B;

(viii)        Any earn-out payments due pursuant to Sections 2(e)(iv) 2(e)(v) shall be paid to Contacts within twenty (20) Business Days of the end of each Reporting Period;

(ix)           If Menicon or an Affiliate thereof receives any non-cash Consideration pursuant to which it is obligated to make payments pursuant to subparagraphs (iv) and (v) above, Menicon and Contacts agree to use good faith efforts to agree upon the value of such Consideration, including, where appropriate, engaging third party evaluation or assessment services, or invoking the provisions of Section 11(a) below, the costs of which shall be borne equally by Menicon and Contacts; and

(x)            A summary of Menicon’s earn-out obligations as described in this Section 2(e) is attached as Exhibit B.

(f)            Subsequent Sale of FPT Patents or Other Patents.  Subject to Section 11(c), Menicon may, in its discretion, engage in a Subsequent Sale of the FPT Patents and Other Patents.  In the event Menicon effects a Subsequent Sale of FPT Patents or Other Patents, Menicon shall cause the buyer in such Subsequent Sale to expressly assume and designate the Contacts Parties as third-party beneficiaries, in conjunction with the documentation of such Subsequent Sale, the obligations to pay any amounts remaining due to the Contacts Parties pursuant to Sections 2(e)(ii) through 2(e)(v) above.  However, notwithstanding any other provision of this Agreement to the contrary, Menicon shall have no obligation to pay to the Contacts Parties any portion of any Consideration paid to Menicon as a result of Menicon’s sale of the FPT Patents or the Other Patents to an unrelated third party.

(g)           Activities Between Execution and Closing.  Any additional technical work requested by Menicon between execution and closing, including but not limited to lenses, acquisition of additional equipment, technical meetings, travel, and similar non-employee costs shall be funded by Menicon.

(h)           The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Menicon, in Nagoya, Japan, commencing at 9:00 a.m. local time on June 15, 2007, subject to satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself) or such other date as the parties may mutually determine in writing (the

“Closing Date”); provided, however, that the Closing Date shall be no later than June 22, 2007.

(i)            Deliveries at the Closing.

(i)            Menicon shall:

(A)          deliver to Contacts a certificate to the effect that each of the conditions specified in Section 7(b) is satisfied in all respects;

(B)           execute and deliver to Contacts the Assignment and Assumption of Patents in form and substance as set forth in Exhibit C attached hereto;

(C)           DELETED;

(D)          execute and deliver to Contacts Termination of Current License Agreement in form and substance as set forth in Exhibit E.

(E)           deliver to Contacts copies of the resolutions of the Board of Directors of Menicon evidencing the approval of the execution, delivery and performance by Menicon of this Agreement and ancillary agreements, certified by a director of Menicon to be true, complete and correct, accompanied by an English translation thereof;

(F)           pay the amount specified under Section 2(e)(i) to the account(s) designated by Contacts;

(G)           DELETED; and

(H)          deliver to Contacts a copy of one or more agreements between Menicon and Steve Newman which incorporate the employment and royalty arrangements set forth in Section 7(b)(ix) hereof.

(ii)           Contacts Parties shall:

(A)          deliver to Menicon a certificate to the effect that each of the conditions specified in Section 7(a) is satisfied in all respects;

(B)           execute and deliver to Menicon the Assignment and Assumption of Patents in form and substance as set forth in Exhibit C attached hereto;

(C)           DELETED;

(D)          execute and deliver to Menicon the Termination of Current License Agreement in form and substance as set forth in Exhibit E.

(E)           deliver to Menicon copies of the resolutions of the Board of Directors of Contacts evidencing the approval of the execution, delivery and performance by Contacts of this Agreement and ancillary agreements, certified by a director of Contacts to be true, complete and correct;

(F)           deliver to Menicon evidence of termination of any mortgage, pledge, Lien, security interest, encumbrance, Claim or charge of any kind against the Acquired Assets;

(G)           deliver to Menicon a receipt for the amount specified under Section 2(e)(i);

(H)          execute and deliver to Menicon a Bill of Sale in the form of Exhibit J hereto, for each of the (i) FPT Equipment; and (ii) Trade Secrets, Dual-Use Know-How, and Information and Records;

(I)            DELETED;

(J)            deliver to Menicon evidence of the consents and approvals referred to in Section 3(c) below;

(K)          deliver to Menicon the Disclosure Schedule updated as of the Closing Date; and

(L)           deliver to Menicon a copy of an agreement among the Contacts Parties and Steve Newman in which Mr. Newman releases the Contacts Parties from all further employment and royalty obligations relating to the Acquired Business.

(j)            Allocation.  The parties shall work together in good faith to agree upon the allocation of the Purchase Price (and all other capitalized costs) among the Acquired Assets in accordance with Code Section 1060 as well as in accordance with relevant Japanese tax law and regulations and the regulations thereunder within sixty (60) days after the Closing Date, whereupon said allocation shall be incorporated herein as Exhibit F.  Contacts and Menicon and their Affiliates shall report, act and file Tax Returns in all respects and for all purposes consistent with such allocation.  Each of Menicon and Contacts shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as the other party may reasonably request to prepare such allocation.  None of the Contacts Parties or Menicon shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

(j)            Payment Arrangements and Guarantee.  The payment to be made by Menicon pursuant to Section 2(e)(i) hereinabove shall be made by bank wire transfer to a bank account(s) designated in writing by Contacts at least ten (10) Business Days prior to Closing and shall be released to the Contacts Parties at Closing.  Unless otherwise set forth in this Section 2, all payments due from Menicon pursuant to Sections 2(e)(iv) and 2(e)(v)

above shall be subject to the terms of, or made in accordance with, Exhibit A.  Subject to the provisions of Section 2(e)(vi), all elements of the Purchase Price set forth in Sections 2(e)(i) through 2(e)(v) above are net amounts payable to the Contacts Parties without any offsets, deductions, withholdings, or otherwise for levies, taxes, duties, or similar items, provided that the Contacts Party receiving such payments shall always be a U.S.- or Singapore-based entity.  Menicon shall make all payments in this Section 2 to, or among, the Contacts Parties as directed by Contacts.  Menicon may determine which of its branch offices will pay such payments, provided that (i) no withholding taxes are due on such payments, and (ii) Menicon Co. Ltd. shall guarantee all payments made by Menicon Co. Ltd. (Singapore Branch Office) to the Contacts Parties.  In the event that Contacts reasonably believes that any payment by a particular Menicon branch office pursuant to Section 2(e) hereof will result in assessment of withholding taxes, Contacts may direct that such payment be made by an alternate Menicon branch office to such Contacts Party or its Affiliate as directed by Contacts.

3.             Contacts Parties’ Representations and Warranties.  The Contacts Parties and Steve Newman, jointly and severally (except as otherwise expressly set forth herein) represent and warrant to Menicon that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3), except as set forth in the disclosure schedule accompanying this Agreement and initialed by Menicon and Contacts (the “Disclosure Schedule”).  The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.

(a)           Organization of Contacts.  Each of the Contacts Parties is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its part of the Acquired Business as now being conducted.

(b)           Authorization of Transaction.  Each of the Contacts Parties has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of the Contacts Parties, enforceable in accordance with its terms and conditions except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally.  The execution, delivery and performance of this Agreement and all other agreements contemplated hereby has been duly authorized by the Contacts Parties.

(c)           Non-contravention.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Section 2 above), will (i) violate any Regulation or Order to which the Contacts Parties are subject or any provision of its charter, bylaws, or other governing documents, or (ii) conflict with, result in a material breach of, constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, obligation of Indebtedness, contract, lease, license, instrument, or other arrangement to which the Contacts Parties are a party or by which they are bound or to which any of their assets are subject or (iii) will result in the creation or imposition of any Lien upon or give to any other Person any interest or right (including any right of termination or cancellation in or with respect to any of the Acquired Assets).  The Contacts Parties do not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Person in order for the Contacts Parties to lawfully consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above).

(d)           Brokers’ Fees.  The Contacts Parties have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement except in respect to banking advisory fees, which are solely payable by Contacts.

(e)           Intellectual Property.

(i)            Schedule 2 and Schedule 4 are true and complete lists of all FPT Patents, Other Patents, and Trade Secrets, respectively.  With the exception of the Dual-Use Know-How, all of the Intellectual Property is owned by the Contacts Parties free and clear of all Liens.  The Dual-Use Know-How is owned by the Contacts Parties free and clear of all Liens except for the 50% undivided tenancy in common interest in the Dual-Use Know-How to be transferred to or retained by the Singapore Facility Purchaser.  The FPT Patents and Other Patents are in good standing and all relevant fees relating thereto as of the date hereof have been paid.  None of the Intellectual Property has been or is the subject of any pending adverse Claim, or to the Knowledge of the Contacts Parties, any threatened or potential Claim of infringement.  The Contacts Parties have not received any notice that any of the Contacts Parties are in default, nor are they aware of any condition of default, under any contracts relating to the Intellectual Property.  The Contacts Parties have not granted any license with respect to the Intellectual Property to any Person other than Menicon with the exception of the 50% tenancy in common interest in the Dual-Use Know-How as set forth above.  Furthermore, the Contacts Parties have taken all reasonable actions to maintain the Intellectual Property.  The Contacts Parties have taken reasonable security measures to protect confidential Intellectual Property. Notwithstanding the foregoing, the Contacts Parties make no representations or warranties as to infringement of third party rights by using the Intellectual Property, patentability, use or other application of the Intellectual Property, or as to the likelihood of the success of any research, development, testing, marketing, patent prosecution, or other utilization of the Intellectual Property.

(ii)           To the extent that they have not already done so, the Contacts Parties will make commercially reasonable efforts to deliver to Menicon, within thirty (30) days of the Closing Date, originals or copies of all documentation with respect to the Intellectual Property, which documentation is reasonably sufficient in detail and content to identify and explain the Intellectual Property.  Such documentation includes all research data books and other documents recording the research activities which have been conducted relating to the Intellectual Property prior to the Closing.

(iii)          The FPT Products, their processes, methods, designs and/or materials do not, to the Knowledge of the Contacts Parties, infringe any intellectual property of another Person.

(iv)          To the Knowledge of the Contacts Parties, no Person who has contributed to or participated in the conception and development of any Intellectual Property has asserted or threatened any Claim against any of the Contacts Parties in connection with such Person’s involvement in the conception and development of such Intellectual Property.  Furthermore, to the Knowledge of the Contacts Parties, no such Person has a reasonable basis for any such Claim.  All such Persons have been parties to a “work-for-hire” arrangement or proprietary rights agreement with the Contacts Parties pursuant to which either (i) in accordance with any applicable Regulation, the Contacts Parties have been accorded full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) there has been conveyed to the Contacts Parties by appropriately executed instruments of assignment full, effective and exclusive ownership of all tangible and intangible property thereby arising.

(v)           1-800 CONTACTS has not, to its Knowledge, disclosed to any outside third party, including any prospective Singapore Facility Purchaser, any non-public information specifically relating to the FPT Patents, Other Patents, or Trade Secrets except for disclosures to (i) patent offices in respect to seeking patent coverage; (ii) legal advisors; (iii) technical advisors and consultants; (iv) marketing discussions and materials relating to the potential commercialization of the FPT Assets; (v) marketing discussions and materials relating to a potential sale of the FPT Assets; and (vi) all discussions and information shared with Menicon and its advisors in connection with this Agreement.

(vi)          Except as specifically disclosed on the Disclosure Schedules, 1-800 CONTACTS has no Knowledge that any employees of the Contacts Parties have any information concerning the technology covered by the FPT Patents and Other Patents which would allow such employees to reduce the technology covered by the FPT Patents to practice.

(f)            Title and Transfer of the Acquired Assets.  The Contacts Parties have good and marketable title to, are the lawful owners of, and have the full right to sell, convey, transfer, assign, and deliver the Acquired Assets.  The seller with respect to each item of the Acquired Assets is as specified on Schedule 6.  Upon Closing, the Acquired Assets will be free and clear of any Liens.

(g)           Information and Records.  The Information and Records disclosed to or made available to Menicon have been maintained by the Contacts Parties in the ordinary course of business and, to the Knowledge of the Contacts Parties, are substantially accurate.  Contacts (i) shall make commercially reasonable efforts to deliver, to the extent reasonably possible, theInformation and Records to Menicon upon Closing; (ii) shall make commercially reasonable efforts to deliver the remaining Information and Records to Menicon within thirty (30) days of Closing, and (iii) shall further make reasonable efforts to ensure that any Singapore Facility Purchaser receives no material information relating to the FPT Patents, Other Patents, or Trade Secrets which would allow the Singapore Facility Purchaser’s employees to reduce the technology covered by the FPT Patents to practice.  The financial statements which Contacts has filed with the U.S. Securities and Exchange Commission have been maintained in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

(h)           Litigation.  Except as disclosed in Section 3(h) of the Disclosure Schedule, (i) there are no Claims pending or, to the Knowledge of the Contacts Parties, threatened against, relating to or affecting the Contacts Parties, the Acquired Business or the Acquired Assets; and (ii) there are no facts or circumstances Known to the Contacts Parties that could reasonably be expected to give rise to any Claims that would be required to be disclosed pursuant to clause (i) above.

(i)            Assumed Contracts.  DELETED.

(j)            FPT Equipment.  All of the FPT Equipment has been properly maintained in a manner consistent with good industry practice, is in normal operating condition (with the exception of normal wear and tear), and is free from material Known defects.

(k)           Disclaimer of Other Representations and Warranties.  Except as expressly set forth in this Section 3, the Contacts Parties make no representation or warranty, express or implied, at law or in equity, in respect of any of its assets (including, without limitation, the Acquired Assets), liabilities or operations, including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. Menicon hereby acknowledges and agrees that, except to the extent specifically set forth in this Section 3, Menicon is purchasing the Acquired Assets on an “as-is, where-is” basis.

4.             Menicon’s Representations and Warranties.  Menicon represents and warrants to the Contacts Parties that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4).

(a)           Organization of Menicon.  Menicon is a corporation (or other entity) duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

(b)           Authorization of Transaction.  Menicon has full power and authority (including full corporate or other entity power and authority) to execute and deliver this

Agreement and to perform its obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of Menicon, enforceable in accordance with its terms and conditions.  The execution, delivery and performance of this Agreement and all other agreements contemplated hereby will have been duly authorized by Menicon.

(c)           Non-contravention.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Section 2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Menicon is subject or any provision of its charter, bylaws, or other governing documents, or (ii) conflict with, result in a material breach of, constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Menicon is a party or by which it is bound or to which any of its assets are subject.  Menicon does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Person in order for Menicon to lawfully consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above).

(d)           Brokers’ Fees.  Menicon has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement, except in respect to advisory fees payable to Mitsubishi UFJ Securities Co., Ltd., which are solely payable by Menicon.

(e)           Financial Ability.  Menicon has the financial ability to perform their obligations under this Agreement.

(f)            License Agreements.  Menicon will use its commercially reasonable efforts to enter into or have a Menicon Affiliate enter into one or more License Agreements with third parties providing for the commercial exploitation of FPT Patents or the production and sale of FPT Products outside of Japan as soon as commercially feasible after the Closing Date, it being understood that the terms of any such License Agreement will be determined at the discretion of Menicon in negotiations with such third parties.

5.             Pre-Closing Covenants.  The parties hereto agree as follows with respect to the period between the execution of this Agreement and the Closing:

(a)           General.  Each of the Parties will use its commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Section 4 below); and, in connection therewith.

(b)           Board of Director Approval.  Prior to the execution of this Agreement, each of the corporate parties hereto shall have secured their respective Board of Directors approvals of this Agreement and the transactions contemplated herein.

(c)           Notices.  Each of the parties will give any notices to, and make any filings with, any relevant Authority in connection with their respective performance of this Agreement.

(d)           Operation of the Acquired Business.  The Contacts Parties will not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business with respect to the Acquired Business.  In addition, the Contacts Parties shall (i) promptly notify Menicon of any Material Adverse Change; (ii) comply with all Regulations and Orders applicable to the Acquired Business and the Acquired Assets or as may be otherwise required for the valid and effective transfer and assignment of the Acquired Assets; and, promptly following receipt thereof, the Contacts Parties shall furnish Menicon with copies of any notice received from any Authority or other Person alleging any material violation of any such Regulation or Order; (iii) preserve intact the Acquired Assets; and (iv) preserve the present good will and advantageous relationships of the Contacts Parties with respect to the Acquired Business.

(e)           Full Access.  The Contacts Parties will permit representatives of Menicon to have full access during regular business hours and upon reasonable prior written notice to the Contacts Parties, and in a manner so as not to interfere with the normal business operations of the Contacts Parties, to all of the Contacts Parties premises, properties, personnel, books, records, contracts, and documents which specifically pertain to the Acquired Business and the Acquired Assets.  Menicon will treat and hold any information they receive from the Contacts Parties in the course of the reviews contemplated by this Section 5 as Confidential Information, will not use any of the Confidential Information except in connection with and pursuant to the terms of this Agreement, and, if this Agreement is terminated for any reason whatsoever, Menicon will immediately return to Contacts or destroy all tangible embodiments (and all copies) of the Confidential Information that are in their possession.

(f)            Notice of Developments.  No party hereto shall act, fail to act, or permit any act or omission to occur, which will cause a breach under this Agreement or any contract contemplated hereby.  Menicon and Contacts, respectively, will give prompt written notice to the other party of any material development affecting the ability of any party to consummate the transactions contemplated by this Agreement which comes to their respective Knowledge.  No disclosure by a party hereunder, however, shall be deemed to (i) amend or supplement any Disclosure Schedule, (ii) prevent or cure any misrepresentation, breach of warranty, or breach of covenant, or (iii) limit in any way another Party’s right to seek indemnification as and to the extent provided in this Agreement.

(g)           Employees and Consultants.  Contacts will cooperate with Menicon in a commercially reasonable manner to facilitate discussions between Steve Newman as well as with other individuals who have been identified by Menicon as part of Menicon’s due diligence for possible employment or consulting arrangements with Menicon or any of its Affiliates.

(h)           Assumption of Assigned Contracts.  DELETED.

(i)            Acquired Business Transition Actions.

(i)            The Contacts Parties shall provide Menicon with such specifications and design drawings for an initial mass production line for FPT Products as have been developed by the Contacts Parties as of the time of Closing.

(ii)           The Contacts Parties shall provide Menicon with access to such space, equipment, and personnel, including equipment relating to Dual-Use Know-How, at the reasonable commercial discretion of the Contacts Parties or the Singapore Facility Purchaser and upon commercially reasonable terms.

(iii)          Menicon acknowledges that the Contacts Parties have completed production and delivered to Menicon any and all of the initial supply of lenses necessary for Menicon’s clinical trials in Japan, as set forth in Schedule 7, and that such lenses are fully satisfactory and acceptable.  Menicon hereby releases the Contacts Parties from all obligations regarding said initial supply of lenses necessary for Menicon’s clinical trials in Japan.

(j)            Exclusivity.  Provided that this Agreement is duly executed by the parties, none of the Contacts Parties nor their Affiliates will directly or indirectly, through any of their advisors, initiate, solicit, encourage or participate in any discussions or negotiations with, or provide any non-public information to, any Person concerning any potential competing offer for the sale, disposition or other transfer of all or any material portion of the Acquired Assets (a “Competing Offer”).  Further, Contacts shall promptly notify Menicon of the receipt of any unsolicited Competing Offer which Contacts or its Affiliates may receive from any other Person relating to the acquisition of the Acquired Assets.

6.             Post-Closing Covenants.  The parties agree as follows with respect to the period following the Closing, except for Section 6(m), which Section is with respect to the period following execution hereof:

(a)           General.  In case at any time after the Closing any further actions are necessary to carry out the purposes of this Agreement, each of the parties will take such further actions (including the execution and delivery of such further instruments and documents) as the other party reasonably may request, all at the sole cost and expense of the requesting parties (unless the requesting party is entitled to indemnification therefor under Section 8 below).

(b)           General Litigation Support.  In the event and for so long as any party actively is asserting, contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement, or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Acquired Assets, the other parties will cooperate with the asserting, contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the asserting, contesting or defending party (unless the asserting, contesting or defending Party is entitled to indemnification therefor under Section 8 below).

(c)           Intellectual Property Support.

(i)            The Contacts Parties further agree that they will, without charge to Menicon, execute, verify, acknowledge and deliver all reasonably required further papers, including any instruments of transfer and recordable assignments, and perform such other acts as Menicon lawfully and reasonably may request from time to time, to perfect and vest title in Menicon in respect to the Intellectual Property so that all rights to the Intellectual Property are conveyed to Menicon.  This provision shall not be construed so as to require the Contacts Parties to incur legal or professional fees in conjunction with such assistance.

(ii)           Contacts will make available to Menicon the books and records of the Contacts Parties and, to the extent that it is reasonably able to do so, its officers, directors, employees, consultants (in each case whether then current or former) for fact finding, consultation, interviews and as witnesses in litigation related to or arising from the Intellectual Property.  Menicon will pay the Contacts Parties’ actual costs and reasonable out-of-pocket expenses in complying with such requests.  The Contacts Parties agree to waive any right they may have to object to Menicon retaining counsel used by the Contacts Parties relating to Intellectual Property but that waiver will not extend to litigation between the parties hereto.  Each party to this Agreement will ensure that any attorney-client or other privilege inuring to the benefit of the other party is maintained to the maximum extent commercially reasonable under the circumstances and to defend or enforce the Intellectual Property in any and all countries.

(d)           Patent Applications.

(i)            Menicon shall receive all right, title and interest in the indicated patents and patent applications.  From the Closing Date until the one year anniversary following the Closing Date, Contacts shall reimburse Menicon up to a maximum of [***] for the prosecution of [***], provided that Menicon shall use patent counsel approved by Contacts, such approval not to be unreasonably withheld.  This [***] reimbursement shall be in addition to the [***] of commercially reasonable [***] which Menicon is authorized to deduct from earnout payments as referenced in Section 2(e)(vii) herein.  Contacts shall make reimbursement payments to Menicon within ten (10) Business Days of receipt of a copy of such patent counsel’s invoice to Menicon.

(ii)           Menicon shall have a further obligation to continue prosecution of [***] and hereby covenant to use their best efforts to obtain allowance and issuance of such patent applications as valid, enforceable patents.

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

These best efforts include, but are not limited to, retaining competent patent counsel to conduct the prosecution of the indicated patent applications and timely paying all fees and giving authorization for any actions that need to be taken to advance the indicated patent applications to issuance or allowance subject to the conditions of selection of patent counsel in 6(d)(ii) above.  Menicon shall promptly report all actions taken in the prosecution of the indicated patent applications.  Such actions may include any action issued by a corresponding patent office in any of the indicated applications and any response to such or other actions taken by Menicon or its agents in any of the indicated patent applications.  In the event that Menicon determines that its best efforts have failed and that allowance of any of the patent applications cannot be reasonably achieved, Menicon will notify Contacts of such circumstances and, prior to abandoning any rights in such application, specify to the Contacts Parties which applications they will not pursue (“Waived Applications”).  Thereupon, Contacts may, at its own expense, continue prosecution of such Waived Applications on behalf of Menicon.  Any patent that is issued upon any such Waived Applications shall be in the name of Menicon or its designee.  Menicon shall cooperate with the Contacts Parties in any actions the Contacts Parties choose to take in such continued prosecution.

(e)           Singapore Facility Purchaser Confidentiality and Non-Compete.  Upon the Contacts Parties’ sale of the Singapore Facility, the Contacts Parties covenant and agree to cause the Singapore Facility Purchaser to enter into a Confidentiality and Non-Competition Agreement with the Contacts Parties in which the Singapore Facility Purchaser will agree as follows:

(i)            With respect to the worldwide patents or patent applications as listed in items A, B, C, D, E, and M in Schedule 2 hereof, the Singapore Facility Purchaser:

(1)           Will not, until the date of expiration of the last to expire of items A, B, C, D, E, and M on Schedule 2 hereto, directly or indirectly, practice, utilize, or infringe such patents or patent applications;
(2)           Will not, until the date of expiration of the last to expire of items A, B, C, D, E, and M on Schedule 2 hereto, allow any of its affiliates, officers, directors, employees, stockholders, agents, contractors, or representatives, including but not limited to, former ClearLab employees who become employees or consultants of the Singapore Facility Purchaser, to directly or indirectly infringe, invalidate, or otherwise work around, develop, design, manufacture or sell any product utilizing such patents or patent applications; and

(ii)           The Singapore Facility Purchaser will not, for a period of two (2) years from the Closing Date, directly or indirectly solicit former ClearLab Singapore employees who accept employment or consulting work with Menicon to work for the Singapore Facility Purchaser.

(iii)          The Confidentiality and Non-Competition Agreement shall be substantially in form and substance as set forth on Exhibit G hereto.  Upon Closing, the Contacts Parties shall assign all of their rights and interests in and to the Confidentiality and Non-Competition Agreement to Menicon.  The Contacts Parties shall further cause any Singapore Facility Purchaser to deliver to Menicon a certificate in the form attached hereto as Exhibit K approving and consenting of such assignment.

(f)            Dual-Use Know-How.  Upon the Contacts Parties’ sale of the Singapore Facility, (i) the Contacts Parties covenant and agree to cause the Singapore Facility Purchaser to covenant and agree to not take any action that will have a Material Adverse Effect upon the know-how, information, data and proprietary rights of the Dual-Use Know-How, and (ii) Menicon covenants and agrees that it will not take any action that will have a Material Adverse Effect upon the know-how, information, data and proprietary rights of the Dual-Use Know-How.

(g)           Access to Singapore Facility Space.  For a period of sixty days after Closing, the Contacts Parties shall, upon reasonable notice, provide commercially reasonable access to the Singapore Facility to allow Menicon to remove the FPT Equipment from the Singapore Facility at Menicon’s sole cost, including any reimbursement for costs of repairing damages directly caused by said removal.  Should the Contacts Parties close a transaction with a Singapore Facility Purchaser within sixty days after Closing, the Contacts Parties shall cause such Singapore Facility Purchaser to grant Menicon such access.  The Contacts Parties and Menicon agree to work in a cooperative manner to facilitate the removal of the FPT Equipment from the Singapore Facility in a manner which will minimize disruption to each party.  Should the Contacts Parties close a transaction with a Singapore Facility Purchaser within thirty days after Closing, the Contacts Parties shall cause such Singapore Facility Purchaser to agree to work with Menicon in a similarly cooperative manner.

(h)           Production Line Drawings, Proof of Principle Projects and Specifications.  From the Closing Date until the one year anniversary following the Closing Date, the Contacts Parties shall reimburse Menicon up to a maximum of [***] for the cost of any additional production line drawings, proof of principle projects or equipment specifications required for the development of a production manufacturing line for FPT Products, provided the drawings, projects or specifications are prepared by [***] for Menicon.  The Contacts Parties shall make reimbursement payments to Menicon within ten (10) Business Days upon receipt of a copy of [***] invoice(s) to Menicon evidencing the purchase of such drawings, projects or specifications.

(i)            Supply Agreement.  Prior to the direct or indirect sale in the U.S. or Canada of any disposable soft contact lenses manufactured by any of Menicon or any of its Affiliates or licensees, including but not limited to all contact lenses manufactured using any of the FPT Patents or Other Patents, Menicon shall cause such manufacturer to execute and deliver or cause to be delivered [***] a supply agreement which incorporates the terms set forth in Exhibit H.

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

(j)            Non-Competition and Confidentiality.  The parties acknowledge that they have a special understanding of the Acquired Business and that each party is making or has made a considerable investment in the Acquired Assets from which investment the parties will benefit.  In consideration of this Agreement and such investment and benefit, and as an inducement to the parties to enter into this Agreement and consummate the transactions contemplated herein, each of the Contacts Parties agrees to itself and shall cause its Affiliates to agree that, for a period of five (5) years after the Closing Date, (i) it and they will not, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected as an officer, employee, partner, director or otherwise with, or have any financial interest in any entity which directly competes with the Acquired Business undertaken by Menicon and any Affiliates thereof; and (ii) they will not, directly or indirectly in one or a series of transactions, disclose to any Person, or use or otherwise exploit for their own benefit or for the benefit of anyone other than Menicon, Confidential Information about the Acquired Business and they shall use their best efforts to cause all Persons to whom any such Confidential Information has been disclosed to observe the terms and conditions set forth herein as though each such Person was bound hereby.  The Contacts Parties shall have no obligation hereunder to keep confidential any Confidential Information if and to the extent disclosure is specifically required by law; provided, however, that in the event disclosure is required by applicable law, Contacts shall provide Menicon with prompt notice of such requirement, prior to making any disclosure, so that Menicon may seek an appropriate protective order.  Nothing in this Section 6(k) shall preclude or restrict in any way the Contacts Parties from operating their retail contact lens business consistent with historical or contemplated practices or the Ordinary Course of Business.  Each of the Contacts Parties further agrees that it will in no way cooperate with, facilitate, or assist the Singapore Facility Purchaser in any effort by the Singapore Facility Purchaser to invalidate or otherwise work around any of the patents listed on Schedule 2 hereto.

(k)           Solicitation Interference.  For a period of two (2) years following the Closing Date, neither party nor any of its Affiliates shall, directly or indirectly, recruit, solicit or otherwise induce or influence any officer or employee of the other party (except as specifically contemplated herein).

(l)            Access to Books, Records and Personnel.  Menicon shall provide the Contacts Parties with commercially reasonable access during regular business hours, upon a commercially reasonable request and upon commercially reasonable notice by the Contacts Parties, to Menicon’s books, Information and Records, and personnel relating to this Agreement and to the transactions contemplated hereunder for purposes of allowing the Contacts Parties to obtain information necessary to complete audits, tax returns, and other matters required by applicable laws and regulations.

(m)          Non-Disclosure of FPT Patents, Other Patents, and Trade Secrets.  Each of the Contacts Parties agrees that it shall not, at any time after the date hereof through the date of expiration of the last to expire of the Flat Pack Patents or the Other Patents, disclose to any Singapore Facility Purchaser or any other third party any non-public information concerning the technology covered by the FPT Patents, Other Patents, or Trade Secrets except in respect to Menicon and its advisors.

7.             Conditions to Obligations to Close.

(a)           Conditions to Menicon’s Obligation.  The obligation of Menicon to consummate the transactions in connection with the Closing is subject to satisfaction of the following conditions:

(i)            the representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects, subject to the above qualifiers, at and as of the Closing Date;

(ii)           the Contacts Parties shall have performed and complied with all of their covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case the Contacts Parties shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects, subject to the above qualifiers, through the Closing;

(iii)          Neither the Acquired Business nor the Acquired Assets shall have been materially and adversely affected as of the Closing Date in any way and no event shall have occurred which could have a Material Adverse Effect on them;

(iv)          Contacts shall have delivered to Menicon a certificate to the effect that each of the conditions specified above in Section 7(a)(i) through 7(a)(iii) is satisfied in all respects;

(v)           the relevant parties shall have entered into the Assignment and Assumption of Patents Agreement in form and substance as set forth in Exhibit C attached hereto and the same shall be in full force and effect;

(vi)          DELETED;

(vii)         The relevant parties shall have entered into Termination of Current License Agreement in form and substance as set forth in Exhibit E;

(viii)        DELETED;

(ix)           There shall not be pending or threatened by any Person or entity not a Party to this Agreement any suit, action or proceeding: (i) challenging or seeking to restrain or prohibit the purchase of the Acquired Assets contemplated by this Agreement or any of the other transactions contemplated by this Agreement; (ii) seeking to prohibit or limit the acquisition, ownership, or operation by Menicon of any portion of the Acquired Business; (iii) seeking to impose limitations on the ability of Menicon to acquire or hold, or exercise full rights of ownership of, the Acquired Assets; or (iv) seeking to prohibit Menicon from effectively controlling in any material respect the Acquired Business;

(x)            No action or proceeding by any Authority shall have been instituted or threatened which would enjoin, restrain or prohibit, or result in substantial Losses to Menicon as a direct consequence of executing this Agreement or the Closing.  There shall not be in effect on the Closing Date any Order or Regulation restraining, enjoining, or otherwise prohibiting or making illegal the Closing; and

(xi)           all actions to be taken by the Contacts Parties in connection with consummation of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby (including those set forth in Section 2(i)) will be reasonably satisfactory in form and substance to Menicon.

Menicon may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

(b)           Conditions to Contacts’ Obligation.  The obligation of the Contacts Parties to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(i)            the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects, subject to the above qualifiers, at and as of the Closing Date;

(ii)           Menicon shall have performed and complied with all of their covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material” and “Material Adverse Effect,” in which case Menicon shall have performed and complied with all of such covenants in all respects, subject to the above qualifiers, through the Closing;

(iii)          Menicon shall have delivered to Contacts a certificate to the effect that each of the conditions specified above in Sections 7(b)(i) and 7(b)(ii) are satisfied in all respects;

(iv)          The Parties shall have entered into the Assignment and Assumption of Patents Agreement in form and substance as set forth in Exhibit C attached hereto and the same shall be in full force and effect;

(v)           DELETED;

(vi)          The relevant parties shall have entered into Termination of Current License Agreement in form and substance as set forth in Exhibit E;

(vii)         DELETED;

(viii)        The Contacts Parties shall have entered into an agreement with Steve Newman pursuant to which Mr. Newman shall release the Contacts Parties from all obligations relating to Mr. Newman and his Affiliates (including but not limited to his employment by the Contacts Parties and any royalty obligations due from the Contacts Parties to Mr. Newman or his Affiliates);

(ix)           Menicon shall have entered into an agreement with Steve Newman with respect to his employment by Menicon and the payment by Menicon of royalty obligations owing to him, which agreement shall contain the following provisions:

(A)          An annual salary of [***];

(B)           A commission of [***] of global Sales of FPT Products by Menicon or its Affiliates.  The commission-bearing period shall be determined in accordance with the table below:

Years of Employment Mr. Newman Completes as a Menicon Employee	Commission Period Extends Through
1	June 30, [***]
2	June 30, [***]
3 or more	June 30, [***]

(C)           A bonus payment of [***] upon the Launch in Japan by Menicon;

(D)          The payment of [***] of all Consideration received by Menicon or its Affiliates pursuant to a License of the FPT Patents for a period which shall be determined in accordance with the table in Section 7(b)(ix)(B) above;

(E)           A requirement that Mr. Newman dedicate 100% of his professional efforts to Menicon with the majority of Mr. Newman’s time spent in support of the FPT Products;

(F)           Non-Competition provisions reasonably acceptable to the Contacts Parties, which shall provide that, after the Closing and prior to the Launch in Japan, Mr. Newman shall not provide services as an employee, officer, director, consultant, advisor, or in any other capacity to

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

any person, organization, or entity, other than directly for Menicon, including without limitation, being involved in any manner in the design, development, production, distribution, or sale of ocular treatments or enhancements including but not limited to contact lenses and, providing further, that as liquidated damages for a violation of such non-competition provisions by Mr. Newman, the [***] payments referenced under Section 1(d) above shall be withheld from Mr. Newman and paid directly from Menicon to the Contacts Parties.  Such breach by Mr. Newman, if it occurs, shall be subject to one written notice and 30 day right to cure said breach;

(G)           In the event Mr. Newman’s employment is terminated by Menicon for any reason other than for cause prior to June 30, [***], he shall be entitled to receive (i) his salary through June 30, [***], (ii) the bonus upon Launch in Japan as outlined in section (c) above, and (iii) shall be entitled to receive any payments due him as outlined in sections (b) and (d) above through June 30th, [***];

(H)          A requirement that Mr. Newman release the Contacts Parties from any and all obligations of the Contacts Parties relating to Mr. Newman and his Affiliates (including but not limited to his employment by the Contacts Parties and any royalty obligations due from the Contacts Parties to Mr. Newman or his affiliates).  Further, Mr. Newman agrees to continue to allow any future owner of the ClearLab facilities to enjoy – under the same terms and conditions - any applicable, discounted royalty licenses, royalty free licenses or royalty free use of intellectual property he has solely or has caused to be granted to the Contacts Parties under a previous course of dealing with ClearLab such that said applicable discounted royalty licenses, royalty free licenses and royalty free intellectual property shall continue in perpetuity and inure to the benefit of the subsequent purchaser of any or all of the Contacts Parties manufacturing operations.

(I)            Nothing in the agreement will be construed or cause to be construed as conveying, assigning, or otherwise transferring right or title to European patent application number 0398984 titled “improved contact lens design,” U.S. Pat. No. 5,125,728 titled “Soft Contact Lens for the Correction of Astigmatism,” or any of their respective divisional, continuation, or continuation-in-part patent applications nor will any non-compete provision in the agreement prevent Mr. Newman from supporting said patent on his personal time.

(x)            All actions to be taken by Menicon in connection with consummation of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby (including those set forth in Section 2(i)) will be reasonably satisfactory in form and substance to Contacts.

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

Contacts may waive any condition specified in this Section 7(b) if it executes a writing so stating at or prior to the Closing.

8.             Remedies for Breaches of this Agreement.

(a)           Survival of Representations and Warranties.  All of the representations and warranties of Menicon, the Contacts Parties and Steve Newman contained in this Agreement shall survive and continue in full force and effect for a period of eighteen (18) months after the Closing Date (unless the damaged party knew of any misrepresentation or breach of warranty or covenant at the time of Closing) (the “Survival Period”), subject to prior expiration pursuant to any applicable statutes of limitations.

(b)           Indemnification by the Contacts Parties.  The Contacts Parties, jointly and severally, agree to indemnify Menicon, and each of its Affiliates, and their respective officers, directors, employees, stockholders, representatives and agents, against and they agree to hold it and them harmless from, any and all Losses incurred or suffered by Menicon or any of its Affiliates (or any combination thereof), and their respective officers, directors, employees, representatives and agents arising out of any of the following:  (i) any breach of or any inaccuracy in (or any alleged breach made by a Person other than Menicon of or inaccuracy in) any representation or warranty made by the Contacts Parties pursuant to this Agreement, any contract contemplated hereby, any document or certificate relating hereto or thereto and any breach of or failure by the Contacts Parties to perform (or alleged breach of or failure by the Contacts Parties) any covenant or obligation of the Contacts Parties set out in this Agreement, any contract contemplated hereby, any document or certificate relating hereto or thereto; (ii) any of the excluded liabilities set forth in Section 2(d) herein; or (iii) any Claim by any employee of the Contacts Parties with respect to his or her termination of employment by the Contacts Parties, which Claim is based solely upon acts of the Contacts Parties prior to Closing.

(c)           Indemnification by Menicon.  Menicon agrees to indemnify each of the Contacts Parties and each of their Affiliates, and their respective officers, directors, employees, representatives and agents against, and agree to hold it and them harmless from, any and all Losses incurred or suffered by them (or any combination thereof) arising out of any of the following: (i) any breach of or any inaccuracy in (or any alleged breach of or inaccuracy in) any representation or warranty made by Menicon pursuant to this Agreement, any contract contemplated hereby, any document or certificate relating hereto or thereto; (ii) any breach of or failure by Menicon to perform (or alleged breach of or failure by Menicon to perform) any covenant or obligation of Menicon set out in this Agreement, any contract contemplated hereby, any document or certificate relating hereto or thereto, including the failure to pay when due, any of the Assumed Obligations; (iii) liabilities asserted against [***] and its affiliates by the Sellers under and pursuant to a [***] solely as a result of the exploitation of the Acquired Assets by Menicon and its affiliates which exploitation itself gives rise to claims of [***]; (iv) any liabilities relating to or arising out of that certain letter of intent between [***] and certain of the Contacts Parties dated [***]; or (v) any Consideration due to the Contacts Parties pursuant to Section 2 hereof.

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

(d)           Matters Involving Third Parties.

(i)            If any third party (a “Third Party”) notifies any party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any of the other parties (the “Indemnifying Party”) under this Section 8, then the Indemnified Party shall promptly (and in any event within five (5) Business Days after receiving notice of the Third-Party Claim) notify the Indemnifying Party thereof in writing.  Menicon shall be deemed to be the Indemnifying Party and Indemnified Party, as the case may be, in respect to any such matter involving Menicon or any Menicon Affiliate; and Contacts shall be deemed to be the Indemnifying Party or Indemnified Party, as the case may be, in respect to any such matter involving other Contacts Parties.

(ii)           The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages, does not impose an injunction or other equitable relief upon the Indemnified Party and, in respect to Menicon, does not adversely affect the Acquired Business.

(iii)          Unless and until the Indemnifying Party assumes the defense of the Third-Party Claim as provided in Section 8(d)(ii) above, however, the Indemnified Party may defend against the Third-Party Claim in any manner it may reasonably deem appropriate.

(iv)          In no event will the Indemnified Party consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld).

(e)           Determination of Indemnification Amount.  In the event that any indemnitee believes that it is entitled to claim indemnification from any indemnitor under this Section 8, the indemnitee shall notify the indemnitor of such Claim, the amount or estimated amount thereof and the basis for such Claim (which will be described in reasonable detail).  Menicon and Contacts, on each of its behalf and that of Menicon and the Contacts Parties, respectively, acting as the indemnitor and the indemnitee, as the case may be, will proceed, in good faith, and use reasonable efforts to agree on the amount of such indemnification Claim.  If the indemnitor does not dispute the indemnification Claim, then the Losses specified in such notice will be conclusively deemed a liability of the indemnitor and the indemnitor shall pay the amount of such Loss to the indemnitee on demand.  If they are unable to agree on the amount of such indemnification Claim within thirty (30) days after such notice, (i)  where such indemnification Claim arises out of a claim by an Authority or Third Party, then the amount of such indemnification claim will be determined pursuant to a final judgment or settlement or compromise thereof, or (ii)

where such indemnification Claim does not arise out of such a Third Party Claim, then the indemnification Claim will be finally resolved in accordance with Section 11(a) hereof.  The determination of the amount of any indemnification Claim pursuant to this Section 8 will be final, binding and conclusive, and the indemnitee(s), upon final determination of the amount of the indemnification Claim will be paid, by the indemnitor(s), within ten (10) business days of such final determination, the full amount, in cash, of such indemnification Claim, as finally determined, and will be entitled to apply to any court of authority of competent jurisdiction for enforcement of such payment (the fees and expenses of such enforcement, if necessary, to be borne by the indemnitors).

(f)            Limitations on Indemnification Obligations.  Notwithstanding the provisions of this Section 8, none of the parties shall be obligated to indemnify or pay damages to any other party or parties, as the case may be, from and against any Losses arising from or related to this Agreement to the extent that such Losses arising from or related to this Agreement exceed [***] of the amounts actually paid by Menicon pursuant to Sections 2(e)(i) through 2(e)(iii); provided, however, that any claims brought by a party against another party or parties for fraud or willful misconduct shall not be subject to the foregoing limitations.  Furthermore, notwithstanding the provisions of this Section 8, none of the parties shall be obligated to indemnify or pay damages to any other party or parties, as the case may be, from and against any Losses arising from or related to this Agreement to the extent that such Losses arising from or related to this Agreement do not cumulatively exceed one hundred thousand U.S. dollars ($100,000 USD).

(g)           Exclusive Remedy/Disclaimer.  Menicon and the Contacts Parties acknowledge and agree that the foregoing indemnification provisions in this Section 8 shall be the exclusive remedy of Menicon and the Contacts Parties with respect to any Claims either of them may have against the other with respect to the transactions contemplated by this Agreement.  Under no circumstances shall either party be liable with respect to its obligations under this agreement or otherwise for any consequential, exemplary, incidental, or punitive damages, even if such party has been advised of the possibility of such damages.

9.             Termination.

(a)           Term and Termination of Agreement.  The term of this Agreement shall commence upon the execution and delivery of this Agreement by the parties and shall continue through the satisfaction of the parties’ respective obligations pursuant to Section 2 hereof.  Certain of the parties may terminate this Agreement as provided below:

(i)            Menicon and Contacts may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii)           Menicon may terminate this Agreement by giving written notice to Contacts at any time prior to the Closing in the event (A) Contacts has given Menicon any notice prior to the Closing Date pursuant to Section 5(f) above, and (B) the development that is the subject of the notice has had a Material Adverse Effect;

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

(iii)          Menicon may terminate this Agreement by giving written notice to Contacts at any time prior to the Closing (A) in the event any of the Contacts Parties has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Menicon has notified Contacts of the breach, and the breach has continued without cure to the Closing Date, or (B) if the Closing shall not have occurred on or before June 22, 2007, by reason of the failure of any condition precedent under Section 7(a) hereof (unless the failure results primarily from Menicon itself breaching any representation, warranty, or covenant contained in this Agreement); and

(iv)          Contacts may terminate this Agreement by giving written notice to Menicon at any time prior to the Closing (A) in the event Menicon has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Contacts has notified Menicon of the breach, and the breach has continued without cure to the Closing Date, or (B) if the Closing shall not have occurred on or before June 22, 2007, by reason of the failure of any condition precedent under Section 7(b) hereof (unless the failure results primarily from any of the Contacts Parties itself breaching any representation, warranty, or covenant contained in this Agreement).

(b)           Effect of Termination.  If any party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to the other parties (except for any liability of any parties then in breach); provided, however, that the confidentiality provisions contained in Section 6(k) above shall survive termination.

10.           Guarantees.

(a)           Menicon Guarantee.  MENICON CO., LTD., as primary obligor and not as surety, hereby unconditionally and irrevocably guarantees to the Contacts Parties the due and punctual payment, observance and performance of all of the obligations and covenants of Menicon contained in this Agreement in accordance with its terms, and agrees to pay, observe and perform such guaranteed obligations when so due, on demand.  MENICON CO., LTD. agrees to pay any and all costs and expenses, including reasonable fees and disbursements of counsel, incurred by the Contacts Parties in enforcing any rights under this guarantee.  This guarantee is a continuing guarantee by MENICON CO., LTD. and shall remain in full force and effect until the guaranteed obligations have been discharged in full.

(b)           Contacts Guarantee.  Contacts, as primary obligor and not as surety, hereby unconditionally and irrevocably guarantees to Menicon the due and punctual payment, observance and performance of all of the obligations and covenants of the other Contacts Parties contained in this Agreement in accordance with its terms, and agrees to pay, observe and perform such guaranteed obligations when so due, on demand.  Contacts agrees to pay any and all costs and expenses, including reasonable fees and disbursements of counsel, incurred by Menicon in enforcing any rights under this guarantee.  This guarantee is a continuing guarantee by Contacts and shall remain in full force and effect until the guaranteed obligations have been discharged in full.

(c)           Unconditional Guarantee.  Menicon and Contacts agree, respectively, that each of their guarantee obligations hereunder are absolute and unconditional irrespective of:

(i)            any waiver, consent, extension, release, suspension or termination of some but not all of the guaranteed obligations;

(ii)           any failure to give notice, whether of default, presentment or otherwise;

(iii)          any amendment, modification, addition or other change in the Agreement or any agreements ancillary thereto;

(iv)          failure or delay on the part of a beneficiary to the guarantee to enforce, assert or exercise any right under the Agreements or any ancillary agreement;

(v)           the voluntary or involuntary liquidation, dissolution, sale or other disposition of assets, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, composition with creditors, or other similar proceedings affecting a party or its assets; or

(vi)          any other circumstance which might otherwise constitute a defense or a discharge of a guarantor.

(d)           Waiver.  Each of Menicon and Contacts hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the guaranteed obligations and any right it may have to require the beneficiary of these guarantees to proceed against another party or to pursue any other remedy or enforce any guarantee by any other person or take any action against any collateral, before making a demand against the guarantor under this guarantee.

11.           Miscellaneous.

(a)           Mediation and Arbitration.

(i)            The parties hereto shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation.  If the matter cannot be resolved in the normal course of business, either the Contacts Parties or Menicon shall give to the other party written notice of any such dispute not resolved, after which the dispute shall be referred to the principal executive officers of Contacts and Menicon, respectively, or their designees, who shall attempt to resolve the dispute.  If the dispute has not been resolved by negotiation within forty-five (45) days of the written notice, either the Contacts Parties or

Menicon may submit such dispute for arbitration in accordance with Section 11(a)(ii).

(ii)           Any controversy or claim arising out of or relating to this Agreement or the validity, inducement, or breach thereof that cannot be settled in accordance with Section 11(a)(i), shall be exclusively settled by binding arbitration before a single arbitrator in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce (“ICC”) then pertaining, except where those rules conflict with this provision, in which case this provision controls.  The parties hereby consent to the jurisdiction of the applicable court for the jurisdiction in which the prevailing party to the arbitration is domiciled for the enforcement of this provision and the entry of judgment on any award rendered hereunder.  Should such court for any reason lack jurisdiction, any court with jurisdiction shall enforce this clause and enter judgment on any award.  The arbitration shall be held in Singapore.  With respect to adjudicating any controversy or claim arising hereunder the arbitrator must apply the substantive law of the State of Delaware, and in rendering the award the arbitrator must apply the substantive law of the place of domicile of the defending party (except where that law conflicts with this clause).  The arbitrator shall be neutral, independent, disinterested, impartial and shall abide by The Code of Ethics for Arbitrators in Commercial Disputes approved by the ICC.  Within forty-five (45) days of initiation of arbitration, the parties shall reach agreement upon an arbitrator; and in the event of their failure to do so, the ICC Court will be called upon to select the arbitrator who shall implement the arbitration in accordance with ICC Rules except as the parties and the arbitrator otherwise agree in writing.  Each party has the right before or, if the arbitrator cannot hear the matter within an acceptable period, during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo or preserve the subject matter of the arbitration.  THE ARBITRATOR SHALL NOT AWARD ANY PARTY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES, AND EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO SEEK SUCH DAMAGES.

(b)           Force Majeure.  Any delays in or failures of performance by a party under this Agreement shall not be considered a breach of this Agreement if and to the extent caused by occurrences beyond the reasonable control of the party affected, including but not limited to:  Acts of God; acts, regulations, or laws of any government; strikes or other concerted acts of workers; fires; floods; explosions; riots; wars; acts of terrorism; rebellions; and sabotage; and any time for performance hereunder shall be extended by the actual time of delay caused by such occurrence, provided the party claiming such excuse shall have promptly notified the other parties of the existence, nature, duration and other details of such cause and shall at all times use its reasonable efforts consistent with its normal business practices to resume and complete performance.  If any party anticipates that a Force Majeure may occur, that party shall notify the other parties immediately and explain the nature, details and expected duration thereof.

(c)           Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns, including, without limitation, any successor by merger.  This Agreement, or any of the rights and obligations created herein, shall not be assigned or transferred, in whole or in part, by a party without the prior written consent of the other parties, which consent shall not be unreasonably withheld; provided, however, that in the event of any such assignment or transfer by Menicon, Menicon shall cause the assignee or transferee to assume the obligation for the payment of the Purchase Price obligations under Section 2(e) of this Agreement.  Any attempted assignment or transfer of such rights or obligations without such consent, except as provided herein, shall be void.

(d)           No Third Party Beneficiaries.  Except as otherwise contemplated by this Agreement and the Exhibits hereto, this Agreement shall not confer any rights or remedies upon any person other than Menicon, the Contacts Parties and Steve Newman and their respective successors and permitted assigns and licensees.

(e)           Waiver.  The waiver by a party, whether express or implied, of any provisions of this Agreement, or of any breach or default of a party, shall not be construed to be a continuing waiver of such provision, or of any succeeding breach or default, or a waiver of any other provisions of this Agreement.

(f)            Governing Law.  All matters affecting the interpretation, validity, and performance of this Agreement shall be governed by the laws of the State of Delaware, U.S.A., without regard to its choice or conflict of law principles.

(g)           Unenforceable Provisions.  Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.  The parties shall replace such ineffective provision for such jurisdiction with a valid and enforceable provision which most closely approaches the idea, intent, and purpose of this Agreement, and in particular, the provision to be replaced.

(h)           Relationship Between the Parties.  Each of the parties hereto are independent contractors to the other parties and shall not be deemed to be partners, joint venturers or each other’s agents, and neither shall have the right to act on behalf of the other except as may be expressly agreed to in advance and in writing.

(i)            Entire Agreement; Amendments.  It is the mutual desire and intent of the parties to provide certainty as to their future rights and remedies against each other by defining the extent of their mutual undertakings as provided herein.  The parties have in this Agreement incorporated all representations, warranties, covenants, commitments and understandings on which they have relied in entering into this Agreement and, except as provided for herein, no party has made any covenant or other commitment to the other concerning its future action.  Accordingly, this Agreement (including the schedules attached hereto) (i) constitutes the entire agreement and understanding between the parties with respect to the matters contained herein, and there are no promises, representations, conditions, provisions or terms related thereto other than those set forth in this Agreement, and (ii) supersedes all previous understandings, agreements and representations between the parties, written or oral relating to the subject matter hereof.  The parties may from time to time during the continuance of this Agreement modify, vary or alter any of the provisions of this Agreement, but only by written agreement of all parties.

(j)            Further Action.  The parties agree to execute and deliver all documents, provide all information and take or forbear from all such action, as may be necessary or appropriate, to achieve the purposes of this Agreement.

(k)           Notices.  All communications, reports, payments, and notices required by this Agreement shall be addressed to the Parties at their respective addresses set forth below or to such other address as requested by a Party by notice in writing to the other Parties.

If to any of the Contacts Parties:

1-800 CONTACTS, INC.

Attention:

R. Joe Zeidner, Esq.

General Counsel

66 East Wadsworth Park Drive

Draper, Utah  84020 USA

With copies to:

David R. Rudd, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

201 South Main Street, Suite 600

Salt Lake City, Utah  84111

If to Menicon:

Menicon Co., Ltd.

Attention:  President

3-21-19, Aoi, Naka-Ku,

Nagoya, 460-0006 Japan

With copies to:

Menicon Co., Ltd. (Singapore branch office)

8 International Business Park

Singapore 609925

William R. Huss, Esq.

Pillsbury Winthrop Shaw Pittman LLP

5th Floor, Fuerte Kojimachi Bldg.

7-25, Kojimachi 1-chome

Chiyoda-ku, Tokyo 102-0083 Japan

All such notices, reports, payments, and communications shall be made by reputable international courier (such as FedEx, DHL, etc.) and shall be considered made as of the earlier of actual receipt of the notice or four (4) Business Days after the date of delivery of such notice to a courier.  A Party may change the name of the person entitled to notice hereunder, or his or her address, upon prior written notice to all persons or entities entitled to notice hereunder.

(l)            Public Announcements.  All press releases and other public disclosures concerning the transactions contemplated hereby from and after the date hereof may only be made by Menicon and Contacts, as the case may be, and such disclosures will be subject to review and approval by Menicon and Contacts, as the case may be, such approval not to be unreasonably withheld; provided, that to the extent a party shall be required to make an announcement pursuant to the laws of its home jurisdiction or any jurisdiction in which any of its securities quotation system on which such securities are traded, it shall be permitted to do so without notice to the other party even if it has not obtained the approval of the other parties and strictly limits such announcement or filing to the minimum disclosure required by law or such rules.  The other party may then also make an announcement containing the same information only.

(m)          Notice of Possible Delays.  Whenever either party has knowledge that any actual or potential condition is delaying or threatens to delay the timely performance of this Agreement, such party shall immediately give notice thereof, including all relevant information with respect thereto, to the other Party, and shall identify in detail the steps being taken to remedy the condition and when such remedy is anticipated to be completed and delivery accomplished.

(n)           Headings.  All headings in this Agreement are for convenience only and shall not affect the meaning of any provision hereof.

(o)           Counterparts and Facsimile Signatures.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.  This Agreement shall be binding upon receipt by Menicon and by Contacts of facsimile signatures.

(p)           Governing Language.  The parties agree that, although this Agreement may be translated into the Japanese language, the English language version shall govern.

[Signatures appear on following page.]

IN WITNESS WHEREOF, and intending to be legally bound, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written on this Agreement.

1-800 CONTACTS, INC.		MENICON CO., LTD.

/s/ Hidenari Tanaka
/s/ Jonathan Coon		Name:	Dr. Hidenari Tanaka
Name:	Jonathan Coon	Title:	President
Title:	CEO

CLEARLAB INTERNATIONAL, PTE. LTD.

/s/ Brian Bethers
Name:	Brian Bethers
Title:	Director